March 19, 2020

Dikla Czaczkes Akselbrad
Executive Vice President and Chief Financial Officer
PolyPid Ltd.
18 Hasivim Street
Petach Tikva 4959376, Israel

       Re: PolyPid Ltd.
           Draft Registration Statement on Form F-1
           Submitted February 24, 2020
           CIK No. 0001611842

Dear Ms. Czaczkes Akselbrad:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Company Overview, page 1

1. Please clarify in the summary that the FDA's abbreviated approval pathway may not lead to a faster development process or regulatory review and does not increase the likelihood that a product candidate will receive approval.
Risks Associated With Our Business, page 4

2. Please revise the final bullet point on page 4 to highlight briefly the adverse tax consequences that you reference, such as the three consequences identified in the final full paragraph on page 57. Also, highlight the annual IRS filing requirements that you reference on page 162. Please also revise the final sentence of the bullet point to clarify
 Dikla Czaczkes Akselbrad
PolyPid Ltd.
March 19, 2020
Page 2
         your present intention to not provide the information necessary for holders to make the
         QEF election. In this regard, we refer to your disclosure on page 162. Use of Proceeds, page 66

3. Please revise your disclosure in this section to indicate how far you expect the proceeds from the offering will allow you to proceed in the separate Phase 3 clinical trials for D-
         PLEX100 after abdominal surgery and after cardiac surgery. If the anticipated proceeds from your offering will not be sufficient to complete those trials, please disclose the amount and sources of other funds needed. Also, if any of the expenses identified in the bullet points on page 74 will be a principal intended use of your net proceeds, please expand your disclosure as appropriate.
Dilution, page 70

4. Please tell us how you computed historical and pro forma net tangible book value and net tangible book value per share amount as of 12/31/2019. Reconcile the amounts used in your calculation to the historical and pro forma balance sheet as of December 31,
         2019, and tell us how your calculation appropriately considers the Redeemable
         Preferred Shares.
Components of Results of Operations
Research and Development, Net, page 75

5. We note that you included certain expenses related to regulatory activities, filing fees paid to regulatory agencies and other costs incurred in seeking regulatory approval as part of
         Research and Development ("R&D") expenses. Tell us the nature of such regulatory filing and approval fees and your consideration of ASC 730-10-55-1 through
55-2
Phase 2 Clinical Trial for D-PLEX100 in the Prevention of SSIs after Abdominal Surgery, page
100

6. Please identify the eight treatment emergent adverse events. Additional Clinical Data in Support of D-PLEX100, page 103

7. Please disclose the number of patients in the two pilot clinical trials for D-PLEX1000.

Principal Shareholders, page 142
FirstName LastNameDikla Czaczkes Akselbrad
Comapany NamePolyPid you identify the natural persons who are the beneficial owners of the
8.     Please ensure that Ltd.
March shares held by the 5% or greater shareholders identified in your table.
       19, 2020 Page 2
FirstName LastName
 Dikla Czaczkes Akselbrad
FirstName LastNameDikla Czaczkes Akselbrad
PolyPid Ltd.
Comapany2020
March 19, NamePolyPid Ltd.
Page 3
March 19, 2020 Page 3
FirstName LastName
Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
b. Consolidated financial statements in U.S. dollars, page F-8

9. You indicated that the functional and reporting currency of the Company is the U.S.
         dollar. However, we note on page F-20 and F-25 that certain preferred shares exercise prices and ordinary share par value are presented in New Israeli Shekel (NIS). Please revise accordingly.
General

10. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Christie Wong at (202) 551-3684 or Daniel Gordon at
(202) 551- 3486
if you have questions regarding comments on the financial statements and related matters.
 Please contact Chris Edwards at (202) 551-6761 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Madison A. Jones, Esq.